UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 4)*

                      Under the Securities Exchange Act of 1934



                            FIRST EMPIRE STATE CORPORATION
          _________________________________________________________________
                                   (Name of Issuer)


                            Common Stock, $5.00 par value
          _________________________________________________________________
                            (Title of Class of Securities


                                     320 076 102
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    APRIL 1, 1998
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 4

          CUSIP NO. 320 076 102

               This is an Amendment to the Schedule 13D filed by the Reporting Persons on January 24, 1983, as amended by Amendment No. 1 dated April 8, 1983, as amended by Amendment No. 2 dated June 6, 1983, as amended by Amendment No. 3 dated January 4, 1988. Capitalized terms used herein without definition have the meanings set forth in the Reporting Persons' Schedule 13D, as amended.

          ITEM 5.  Interest in Securities of the Issuer.

               On April 1, 1998, the Issuer consummated its acquisition of ONBANCorp, Inc. ("ONBANCorp") in a transaction pursuant to which ONBANCorp was merged (the "Merger") with and into Olympia Financial Corp., a wholly owned subsidiary of the Issuer.

               The Current Report on Form 8-K of the Issuer dated April 1, 1998 discloses that the Issuer has issued 1,429,998 Shares to the former stockholders of ONBANCorp in connection with the Merger, and that the Issuer had 8,100,085 Shares outstanding as of its close of business on April 2, 1998.

               As a result of the increased number of Shares outstanding, the Reporting Persons are filing this Amendment No. 4 to report that they have ceased to be the beneficial owners of more than 5% of the Shares. Accordingly, Section (e) of Item 5 is hereby amended to read as follows:

               The date on which the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer was April 1, 1998.

                                      SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 10th day of April, 1998.



          Brent D. Baird, individually and as
          trustee f/b/o Jane D. Baird; Anne S.
          Baird; Bridget B. Baird, individually
          and as successor trustee f/b/o Jane D.
          Baird; Bruce C. Baird; Cynthia J.
          Baird; Jane D. Baird; Sarah M. Baird;
          Susan B. Baird; Brenda B. Senturia



          By:  s/Brian D. Baird
               Brian D. Baird, as
               attorney-in-fact


          FIRST CAROLINA INVESTORS, INC.


          By: s/Brent D. Baird
             Brent D. Baird,
             Chairman of the Board


          THE CAMERON BAIRD FOUNDATION


          By:  s/Brian D. Baird
               Brian D. Baird, trustee


          s/Brian D. Baird
            Brian D. Baird, individually
            and as trustee f/b/o Jane D. Baird